CONFERENCE CALL ON FEBRUARY 15, 2002

[Sue Reynolds opens the conference call with the following statements]

Good morning, before we proceed, we need to go though the company's safe harbor statement. The discussions today may contain forward-looking statements within the meaning of US securities laws. These include statements regarding intent, belief or current expectations of the Company and its management and are made in reliance upon the "safe harbor" provisions of the Securities Litigation Reform Act of 1995. Please note that any such forward-looking statements involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements or which may be projected on the basis of such forward-looking statements. Among the most significant of these risks and uncertainties are the ability of the company to maintain operating profitability; to develop, introduce and build revenue and profit streams based on new products and services in existing and emerging markets; to execute on customer delivery and installation schedules and to adjust to changes in these schedules required by customers; to maintain adequate liquidity and working capital resources; and to manage the concentration of accounts receivable and other credit risks associated with selling products and services to governmental entities and other large customers. For a more complete description of these and other risk factors which may affect the company's future performance, see "Risk Factors" under Item 7 of the company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 dated December 27, 2001. Now I would like to hand over the call to Dr, Atick, chairman and CEO of Visionics.

[Dr. Atick's comments]

Good Morning everyone and thank you for joining us today.

After my introductory remarks I will hand the call over to Bob Gallagher, our CFO, who will summarize our financial results. After Bob's comments I will resume with a detailed strategic and operational update.

At the outset, I would like to say that I am very pleased with the progress that we have made in laying the foundation for our accelerated growth. As stated on our previous call, our focus for the first half of Fiscal 02 is to create the groundwork for the wide adoption of our biometric solutions in a variety of applications related to homeland security -- aviation security, border control and secure ID programs.

When I come back I will share with you how we have been very successful in executing on the above objective. But first here is Bob.


Bob

[Mr. Gallagher's comments]

Thank you Joseph and thank you everyone for joining us today.

Let's turn first to the income statement. Revenue for the December quarter was $7.5 million compared with $7.2 million for the same period last year. There are four components to revenue.

First is live scan product sales - While we saw a reduction of $625,000 here, this does not represent a decline in this overall business, but is more related to timing issues. We have repeatedly said this is a volatile business and is not predictable on a quarterly basis. Our live scan order backlog, including deferred revenue, at December 31st grew to $8.8 million compared with $6.5 million at December 31, 2000; an increase of $2.3 million. This bodes well for our future.

Second, our live scan maintenance business rose to $2.5 million for the quarter from $1.7 million last year. That's up 43 percent. This reflects our ever increasing installed base of live scan equipment and an ongoing revenue opportunity.

Third, FaceIt license business grew to $521,000 from $381,000, or a 36 percent gain. As I indicated on our November conference call, the first 120 to 180 days of fiscal 2002 are being devoted to educating people on our capabilities. This has resulted in partnerships with companies like Raytheon, ADT, NICE, ARINC, Loronics - key players that will be instrumental in the delivery of large-scale solutions to the key markets effected by homeland security. We added 66 companies to our developer partners this quarter compared with 37 last year. Additionally, our efforts have resulted in approximately 10 pilots for our new Argus facial recognition systems including Boston Logan, Dallas/Fort Worth, and West Palm Beach airports.

And fourth, the FaceIt services business is where we provide services to government agencies such as DARPA, as well as to partners and end customers. This business was essentially flat for the December quarter compared with a year ago, but we have received enough orders, including verbal notification of a 50 percent increase in DARPA funding to $1.5 million compared with $1 million for 2001 that we are confident of our growth projections in this area.

Overall, as we indicated in November, we still expect year-over-year revenue growth of 35 to 50 percent. In addition to what you will here from Joseph on a macro level, we continue to be optimistic for a number of reasons on a more micro level:

- First, we have substantially increased our product offerings over last year. In our live scan business we have introduced a transportable version directed specifically at the commercial applicant market. Our handheld mobile device, IBIS, has been fielded and proven reliable and now can be a source of revenue.

- Secondly, as I said earlier, our backlog of live scan orders has increased $2.3 million over December 31, 2000.

- Third, our install base of equipment continues to grow creating an ever increasing and substantial maintenance business.

- Fourth, $5.25 million of Federal Funds have been specifically earmarked for IBIS funding. This is identified to transition three pilots in California and Minnesota to full deployments. We are working on getting this money through the federal system.

- Fifth, for the Face portion of the business, we have fielded pilots of our Face Argus systems and expect these to create reference implementations to greatly accelerate the growth in this area.

As I also said in November, making growth predictions are very difficult in these times, but I am very excited about the operational progress we are making. We continue to lay the foundation for exciting future growth.

Moving onto product margin, we saw an overall margin increase to 40 percent from 33 percent last year. This is an exceptional gain and stems from improvements across all product lines. While this overall gross margin may not be sustainable, the improvement is consistent with what we predicted for the fiscal year and is a very positive trend.

To capitalize on the opportunities we see in the marketplace, we have increased our operating expenses and I would like to give you a flavor for the initiatives behind the spending.

In sales and marketing, we have expanded our sales and business development team to respond to inquiries and establish partnerships with some of the premier companies in the security area. We are quoting live scan systems across the country. While these expenses are high at 18.8 percent of sales compared with
15.8 percent last year, they will trend down as a percentage of sales as we start to see greater revenue growth as the year progresses.

Our biggest investment area in the quarter was engineering and development. With the events of September 11th and the introduction of the Face Argus beta systems in October, we increased spending by 73 percent to accelerate the commercialization of these systems. With approximately 10 pilots in place -- half of which are revenue generating, and each in a somewhat unique environment, we increased engineering support to these sites. This is part of the investment in educating people on our capabilities we talked about last November. We have not significantly expanded permanent staff, but have used contractors and our field service technicians to support these efforts. Consequently, we expect these costs to decrease in actual dollar terms for the rest of the year.

While our G&A expenses were up 42 percent for the quarter compared with last year, this was not driven by a significant increase in staff. In fact, our labor cost rose less than 5 percent year-over-year including raises and new hires. There were four primary drivers of the increase in G&A:

- Increased legal costs in establishing all the new partners mentioned; these should not be as significant going forward.

- An $85k non-cash charge for the granting of an option to a consultant aiding us in penetrating certain government markets.

- Initial recruiting fees for our Chief Operating Officer Search

- An increase in investors' relations and travel costs given the heightened awareness of the company and related media attention since 911.

We expect G&A to decrease in real dollar terms as the year unfolds.

We cannot give clear EPS guidance because its is dependent on the ultimate revenue growth, but I can confidently say, I expect the losses to decline as the year progresses and Visionics to return to profitability late in the fiscal year.

Our balance sheet is in excellent condition with over $32 million in cash including the proceeds from a $20 million private placement in October. We have reduced our days receivable outstanding to less than 60 days, which is excellent considering the amount of government business we have. We have a current ratio of 4.7 and essentially no long-term debt. At December 31, 2001 we have an overall order backlog of $14.3 million, including deferred revenue, compared to $12.2 million last year. We are please with this gain.

We have been investing prudently to capitalize on our opportunities. We have been careful not to add dramatically to our fixed costs while working hard to respond to the opportunity at hand. I am proud of the level of effort and commitment being put forth by our staff. I wish you could see it firsthand as shareholders because I know you would be impressed. We are well positioned to succeed. I will now turn the call back over to Joseph Atick.

[Dr. Atick's comments]

Thank you Bob

My comments this morning center on three main areas: a legislative update on what the federal government is doing to promote homeland security, then a recap of Visionics' business strategy to capitalize on the opportunities stemming from the intense focus on security, and finally an assessment of our execution against that strategy.

My intent in the first part of my comments is to convey to you that federal legislation is moving forward at remarkable speed and it is positively impacting us. Legislation is the precursor to federal mandates. Federal mandates then drive adoption of biometric systems such as those that we offer.

Let me start with


FEDERAL LEGISLATION

Our efforts in promoting biometrics to top-level government officials have helped form public policy that increasingly relies on biometrics as an essential component in the nation's Homeland security program.

Three recent pieces of legislation have important implications for our business:

(A) The Aviation and Transportation Security Act

(B) The US Patriot Act

And the anticipated


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(C) Border Security and Visa Act


(A) The Aviation and Transportation Security Act

Creates TSA: Transportation Security Administration tasked with implementing the act. Among other things, it calls for:

(1) Establishing operational standards for aviation security

(2) Background checks for personnel

(3) Secure access control for crew and personnel

(4) Trusted passenger expedited screening programs

(5) Systems for identification of individuals that may endanger flight safety

---Each of these relates to biometrics and to our business.

(B) The US Patriot Act

Calls for

(1) Developing technology standard to confirm identity

(2) Broader intelligence gathering powers to national and local law enforcement agencies

--Again a major driver for biometrics.

(C) House Resolution 3525 (passed in December) and Senate Bill 1749(currently in judiciary) (upon passage expected to be called Border Security and Visa Act)

(1) Mandates integration of biometrics into US border entry/exit system to record alien arrivals and departures

(2) Mandates use of biometrics for travel documents and visas


The next stage after federal legislation are

FEDERAL MANDATES

Federal mandates fuel accelerated adoption and hence are one of the gating factors for our growth in the short to medium term until commercial adoption dominates revenue.

(1) The first federal mandate to impact us is the requirement of background checks for employees, this is fueling adoption of our live scan systems for applicant processing in the Transportation industry and beyond.

(2) We expect updated specific federal mandates for access control with biometrics over the next 3-4 months. Current mandate--the so-called FAR 107.14 ---is not specific to biometrics and existed before 911.

(3) Upon passage of the Border Security and Visa Act we expect federal mandates requiring biometrics for border control and travel documents by mid summer 2002 with first stage compliance by 2003 - for airports and seaports -- and total compliance by 2004 for all 156 international ports of entry into the US.

(4) We are seeking federal mandates for surveillance. This would be covered under the interpretation of the Aviation Security Act that TSA has adopted, NAMELY A REQUIREMENT FOR IDENTIFYING INDIVIDUALS WHO COULD ENDANGER FLIGHT SAFETY.

At the Biometric Consortium meeting on Wednesday Feb 13, 2002---the event where Visionics delivered the Keynote address on Homeland Security to an audience of more than 750 people, mostly government representatives, the TSA publicly gave guidance on their plans for biometrics as they seek to comply with the law:

The agency's representative revealed that TSA has established four focus areas where they are pursuing biometric applications. They cover use of biometrics by airport employees, for terrorists and/or criminal watch lists (i.e. surveillance), for trusted passengers and for crew licenses.

He outlined what they saw as the process for certification and mandates:

(1) Evaluation: technical, scenario, and operational

(2) Product performance verification

(3) Approved Product List

(4) Establishing acceptable national standards (i.e. mandates)

He did not reveal time scales but I can assure you they are working in earnest and that many programs are being fast tracked. Be assured as well that we will continue to be involved and will keep the process moving forward.

After mandates comes funding...

FUNDING

Our growth is also affected by funding. Federal spending on homeland security for FY 02 is about $20 billion, funded with a supplement to the normal budget.

The president's request for FY 2003 for Homeland Security is nearly double that:
$37.7 billion with $10.6 billion going to border security and $4.8 billion to aviation security.

This is very significant for us because it represents sustained funding which translates into accelerated adoption and growth.

Of course we will still have to compete for those dollars against other priorities but I am confident that our biometric value proposition is among the top national priorities. Even if biometrics receive 2-3% of the overall homeland expenditure, that is almost a billion dollars and a ten-fold increase over where we are today.

So what is our business strategy for capturing this enormous opportunity?

BUSINESS STRATEGY

Four components to our strategy

1. Total solution selling: in the form of a product suite which on its own or in combination with our partners can deliver 100% solution to our customers and compliance with all mandates and requirements. We will focus on markets affecting homeland defense first.

2. Accomplish early market leadership by focusing resources on selling first where there is a mandate and funding. Cross sell the next wave of products to help our customers meet broader security needs as requirements unfold.

3. Establish validation programs and reference accounts where specific requirements do not exist yet--such as surveillance. Help the formation of those requirements. Upsell as mandates are established.

4. Recognize the platform is the key to growth: Our BNP is a major competitive asset that we intend to leverage. It is nearly complete with all components in beta.

JUDGING OUR PROGRESS

Next, I will update you on our progress in each area where we believe security requirements exist or will shortly emerge.

(1) Background Checks:

Our product line is well established for this application. In addition to our existing desktop product we recently introduced a new product called the Toolbox. This is a transportable unit that can be shipped as checked luggage or brought on in the overhead bin of a plane.

Major competitive advantage: in the past you had to bring people to the machine for fingerprinting, now you can bring the machine to the people.

Mobility in forensic quality total fingerprinting--today no one can truly match that.

The product is a core component of our platform and interfaces with the rest of our product suite. First shipments are expected by the end of February.

Since beginning of year

(i) More than $2 million worth of new live scan orders from US customs, Department of State, INS and federal protective services alone, mostly for background checks of federal employees prompted by events of 911.

(ii) More than 40 airports have adopted our live scan security solution. Expect our list of airport customers to continue to grow rapidly as the compliance date nears (full compliance by Nov 02)--Today 70% of airports are yet to comply. The value of these customers goes beyond the systems they so far ordered because of the huge upsell and cross sell potential.


(2) Access control:

Our Biometric Network Platform provides the backbone for an access control system that can be used by large enterprises such as airports and commercial entities.

In developing the platform we were influenced by the needs of our large commercial partners. The resulting platform design allows our customers to leverage our technology while retaining their current capital investment into access control hardware.

I am pleased to reveal today that one of those active partners is the Intel Corporation. To date Intel has enrolled 150,000 employees at about 40 facilities worldwide using our FaceIt(R) template. This is in preparation for using biometrics for access control at their primary entrances.

This is not a deployment yet, but the fact that they invested financially in enrolling employees and in paying us for the templates signals that their vision for access control is in line with ours.

I am able to share this information with you now because a senior VP of Security at Intel disclosed the ongoing project at the security industry association meeting in Tampa last week.

We believe the same concept will meet the needs for our airport enterprise clients.

So when the airports begin mass adoption of biometrics for access control -- we will be ready.

(3) Surveillance:

Our BNP also drives our Argus facial surveillance system. Argus is our brand new scalable product designed for checkpoint as well as wide area surveillance.

We began the validation phase by launching 10 pilots. We will use the experience we are gaining to help Transportation Security Administration establish security standards as soon as possible.

There is phenomenal interest in the product from two types of customers: (a) Airport authorities, and (b) Enforcement agencies: such as law enforcement, border control and customs. The latter already has a mandate--to intercept individuals who pose a threat to public safety. Things to watch for, passage of the Border Security and Visa Act and TSA certification--those will fuel major adoption in the US. We are also seeing significant interest in the product from overseas from law enforcement agencies; those anyway tend to run the airports there. Three of four paid installations overseas are at airports and are installed by the police.

(4) Trusted Passenger Processing:

Our platform can support transactions at check-in Kiosks just like it supports access control. The concept of Trusted Passenger is mandated but its adoption by individual travelers is voluntary. We expect major initiatives on the part of the airlines, as this is an issue that impacts customer satisfaction and their bottom line. Almost all major airlines have begun programs to examine how they can use biometrics to deliver Trusted passenger status. Their preference seems to be for facial and finger.

Two types of adoption are expected from this application:

(i) Authenticating identity of trusted passenger--used everytime passenger travels.

(ii) Background checks. The trusted Passenger designation is still to be defined by TSA. We are advocating that Trusted Passenger status be granted only after a background check, fueling additional adoption.

I expect progress on these programs by our Q3/Q4 time frame.

Now I will briefly address four questions that have been asked frequently over the last several weeks.

(1) ACCURACY of FACIAL RECOGNITION

As I said before it depends on quality of images and degree of control. For example, in a recent test 40,000 mugshot quality images from Philadelphia PD were used. The test used known duplicates within the sample to check for hit/no hits. The test showed FaceIt(R) G4 at 87% hit rate where success was measured by all duplicates of the same person being retrieved from the database in the top 10 candidate list (many had four or five duplicates). Additionally the test showed a 100% hit rate where success was measured by the top candidate being anyone of the duplicate image of the correct person.

When image quality is good and the lighting is controlled the results can be phenomenal as this test shows.

(2) Status of IBIS

Our first quarter was marked by solid progress in our IBIS validation effort. The results of our IBIS installation in Ontario exceeded expectations with more than fifteen individuals with outstanding warrants identified. We are operational in Hennepin County as well with about 7 warrants identified. In Redlands the system is going through Ontario. No hits yet, but then again they have only uploaded 3,000 of their records into the Ontario system.

A milestone installation in Utah, where six units were deployed with the West Valley Police Department. The database was hosted in Ontario responding to queries from the field in Utah. The West Valley Police is seeking funding to keep the system and to host an IBIS server in house.

(3) Face at the Olympics

There has been some confusion regarding the use of our facial recognition at the Olympics. Our partner Graphco had developed an application and integrated it with the CCTV system at the hockey rink. The Salt Lake Olympic Committee had granted permission to the police to deploy the system. But the night before the opening ceremonies the system was turned off. I would like to refer you to the investigative article posted on MSNBC.com on Feb 13 which explains that the decision to revoke the permission was a result of a conflicting corporate sponsorship agreement and has nothing to do with the performance of the system. Our partner had done a good job integrating our technology into a solution that works very well.

(4) In our previous call, I informed you of our intent to fill a COO position. This is necessary as the company continues its growth. While I cannot give any specifics at this point in time, I am hopeful that we will be able to inform you of our progress on this matter shortly.

Our goal is to build an organization that is not only superior in its product offering and strategy but also in its ability to deliver customer support and satisfaction. Our business relates to mission critical applications that require 24/7 support. We have done a very good job in this area thus far--we have about 70 field service technicians throughout the US -- that install maintain and support our entire product lines - facial as well as finger. We have done it without a drain on the bottom line. In fact this organization is revenue generating and contributes positively to the bottom line. More than ten million of our revenue this year will come from it.

IN CLOSING

    "TIME AND DISTANCE FROM THE EVENTS OF SEPTEMBER 11 WILL NOT MAKE US SAFER
                         UNLESS WE ACT ON ITS LESSONS."

These are not my words; they are the words of the president of the United
States.

Progress is happening. The political will is being translated into a sustained well-funded strategy for improving the security of the United States and our foundation has been laid. This is the big picture that you should keep in mind.

Given that there is a huge opportunity ahead, you may ask why should you bet on Visionics as the ultimate clear market leader?

Let me remind you that we are unique in the breadth and superiority of our product offering, in our ability to execute and support our customers, in the power of our strategy and platform, and in the clarity of our vision

But most of all we are relentless--Our business has become the corner stone of this nation's defense. We will not rest until we deliver on this mission and until we reward those who bet on us as the clear market leader.

Thank you again for your support.


[Dr. Atick's closing comments after the Q&A]

Remember, we now have legislation, a growing list of mandates and a huge federal budget all impacting biometrics. This is the context within which our business is going forward. This is not a blip or an anomaly, the political will of our nation is supporting a well-funded sustained effort in security and public safety.

Today, I can say with more confidence than ever that biometrics will soon become part of our daily lives and I that am confident that Visionics will be one of the leading companies responsible for making it happen.

Thank you


END OF CONFERENCE CALL